UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON DC 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Midas Medici Group Holdings Inc.

(Name of Issuer)

Common Stock

 (Title of Class of Securities)

59564J 102

(CUSIP Number)

Nile Capital Management, LLC

116 Village Blvd, Ste 306
Princeton, NJ 08540

(646) 367-2820

Larry Seruma

116 Village Blvd, Ste 306
Princeton, NJ 08540

(646) 367-2820

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(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications)

April 9, 2014 and May 8, 2014

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.   [    ]

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(1)	NAMES OF REPORTING PERSONS Nile Capital Management, LLC
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ¨ (b) x
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS (see instructions) OO
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ¨
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7)	SOLE VOTING POWER 2,163,791 shares
	(8)	SHARED VOTING POWER 0 shares
	(9)	SOLE DISPOSITIVE POWER 2,163,791 shares
	(10)	SHARED DISPOSITIVE POWER 0 shares
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,163,791 shares
(12)	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ¨
(13)

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

approximately 19.72% (based on 10,975,269 shares, the most recent publicly available information of the Issuer’s issued and outstanding shares as of November 14, 2012)

(14)	TYPE OF REPORTING PERSON (see instructions) CO

(1)	NAMES OF REPORTING PERSONS Larry Seruma
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ¨ (b) x
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS (see instructions) OO
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ¨
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7)	SOLE VOTING POWER 2,800 shares
	(8)	SHARED VOTING POWER 0 shares
	(9)	SOLE DISPOSITIVE POWER 2,800 shares
	(10)	SHARED DISPOSITIVE POWER 0 shares
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,166,591 shares
(12)	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ¨
(13)

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

approximately 19.74% (based on 10,975,269 shares, the most recent publicly available information of the Issuer’s issued and outstanding shares as of November 14, 2012)

(14)	TYPE OF REPORTING PERSON (see instructions) IN

ITEM 1.   SECURITY AND ISSUES.

This Schedule 13D (“Statement”) relates to the common stock of Midas Medici Group Holdings Inc., a corporation organized under the laws of the State of Delaware (“Issuer”).  The Company’s principal executive office is located on the 20th Floor, 445 Park Avenue New York, NY, 10022.

ITEM 2.   IDENTITY AND BACKGROUND.

(a)

This Statement is being filed by (i) Nile Capital Management, LLC a Delaware limited liability company (“Nile Capital”) and (ii) Larry Seruma, the Managing Principal of Nile Capital. (“Mr. Seruma” together with Nile Capital the “Reporting Persons”, each a “Reporting Person”).

(b)

Nile Capital’s principal office is located at 116 Village Blvd, Ste 306, Princeton NJ, 08540, Tel: (646) 367-2820. Nile Capital is an investment advisor firm. Mr. Seruma’s principal office is 116 Village Blvd, Ste 306, Princeton NJ, 08540, Tel: (646) 367-2820.

(c)

The Reporting Persons are currently significant stockholders of the Issuer. Mr. Seruma is the Managing Principal of Nile Capital Management LLC.

(d)

The Reporting Persons has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors.)

(e)

The Reporting Persons has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject or, federal or state securities laws or finding any violation with respect to such laws.

(f)

Mr. Seruma is a citizen of the United States.

ITEM 3.   SOURCE OF FUNDS OR OTHER CONSIDERATION.

The securities disclosed herein were acquired through a sheriff sale of shares of common stock of the Issuer held by Knox Lawrence International, LLC (“Knox Lawrence”), for a total purchase price of $40,000, which the Reporting Persons paid for with cash.

ITEM 4.   PURPOSE OF THE TRANSACTION.

Nile Capital held a Note with a value of $811,018 issued by Knox Lawrence, who was one of the major shareholders of the Issuer. Knox Lawrence defaulted on the Note.  On May 13 2013, Nile Capital obtained a judgment against Knox Lawrence for the value of the Note, pursuant to which Knox Lawrence’s assets were seized for a sheriff sale, including certain shares of common stock of the Issuer. On April 9, 2014 and May 8, 2014, Nile Capital as the highest bidder at the sheriff sale purchased 1,778,153 shares and 239,955 shares of common stock of the Issuer for a purchase price of $35,000 and $5,000, respectively. Before the purchases, Nile Capital held 145,643 shares of common stock of the Issuer. As of the date of this filing, Nile Capital held a total number of 2,163,791 shares of common stock of the Issuer.

Mr. Seruma as the Managing Principal of Nile Capital has the sole voting and dispositive power over all of the shares of the Issuer’s common stock that Nile Capital holds. Mr. Seruma also directly owns 2,800 shares of the Issuer’s common stock.

Each Reporting Persons at any time and from time to time may acquire additional Stock or dispose of any or all of its Stock depending upon an ongoing evaluation of the investment in the Stock, prevailing market conditions, other investment opportunities, liquidity requirements of the Reporting Persons, and/or other investment considerations.

The Reporting Persons may engage in communications with one or more stockholders of the Issuer, one or more officers of the Issuer and/or one or more members of the board of directors of the Issuer and/or one or more representatives of the Issuer regarding the Issuer, including but not limited to its operations, and plans of the Reporting Persons.

On June 2, 2014, the Reporting Persons delivered a letter to the Issuer expressing dissatisfaction with the Issuer’s mismanagement of the company as evidenced by the lack of SEC filings and lack of any growth or merger activity in the company, demanding the Issuer to hold an annual meeting of shareholders for the year ended December 31, 2013 and stating their intention to elect new Board members which included their nominations.  A copy of the letter is filed herewith as Exhibit 1.1.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

(a)

The aggregate number and percentage of shares of the Issuer’s common stock to which this Schedule 13D relates is 2,163,791 shares of common stock held by Nile Capital Management LLC and 2,166,591 shares of common stock held by Larry Seruma, constituting approximately 19.72% and 19.74% of the Issuer’s outstanding common stock, respectively.  The aggregate number and percentage of shares of common stock reported herein are based upon 10,975,269 shares which is the most recent publicly available information of the Issuer’s issued and outstanding shares as of November 14, 2012.

(b)

The Reporting Persons hold sole power to dispose of the Shares.

(c)

Other than the transaction described herein there has been no other transactions concerning the common stock of the Issuer effected during the past sixty (60) days.

(d)

No other person is known to the Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, such securities.

(e)

Not applicable.

ITEM 6.   CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Not applicable.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.

Exhibit 1.1

Letter to Midas Medici Group Holdings Inc., dated June 2, 2014

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:    June 2, 2014

/s/ Larry Seruma

______________________________________

Larry Seruma

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